Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

(“Meeting”)

1.            Date, time and venue: The Board of Directors of Suzano Papel e Celulose S.A. (“Company”) met on March 22, 2019, at 5:50 p.m., at Avenida Brigadeiro Faria Lima, 1355, 21º andar, CEP 01452-919, in the city and state of São Paulo.

2.            Attendance: The following directors of the Company attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director) and Rodrigo Kede de Freitas Lima (Director). Marcelo Feriozzi Bacci, CFO of the Company, was invited to make a presentation.

3.            Chairman and Secretary: The meeting was presided over by Mr. David Feffer, who invited Mr. Vitor Tumonis to act as secretary.

4.            Agenda: Approval of the Company’s Financial Policy (“Policy”).

5.            Minutes in Summary Form: The directors unanimously approved the drawing up of these minutes in summary form.

6.            Presentation, Discussions and Resolution: As requested, the Company’s CFO Marcelo Feriozzi Bacci presented the new Financial Policy proposal to be applied to the Company.

Subsequently, he provided clarifications to the directors on the subject, drawing no objections to what he presented or clarified. After the presentation, the directors, unanimously and without restrictions, approved the new Financial Policy of the Company as proposed by the Executive Board, and this proposal was filed at the registered office of the Company.

7.            Closure: There being no further business to discuss, the Meeting was adjourned. The minutes of the Meeting were drafted, read and approved by all the directors present.

São Paulo, March 22, 2019.

David Feffer Chairman of the Meeting and Chairman of the Board	Vitor Tumonis Secretary

(Minutes of the Meeting of the Board of Directors of Suzano Papel e Celulose S.A. held on March 22, 2019 at 5:50 p.m. — contd.)

Claudio Thomaz Lobo Sonder Vice Chairman	Daniel Feffer Vice Chairman

Antonio de Souza Corrêa Meyer Director	Jorge Feffer Director

Nildemar Secches Director	Maria Priscila Rodini Vansetti Machado Director

Rodrigo Kede de Freitas Lima Director

APPENDIX I

FINANCIAL POLICY: FINANCIAL DEBT POLICY

Code	Revision	Date	Issued by	Approval
POL	03/22/2019	03/22/2019	Finance Department	BoD
Title: Financial Debt Policy

	Contents

1	PURPOSE	2

2	SCOPE	2

3	REFERENCE DOCUMENTS	2

4	DEFINITIONS	2

5	GUIDELINES	2

5.1 — MONITORING RULE		2

5.2 — DECISION-MAKING		2

5.3 — CONTINGENCY PLAN		3

PURPOSE

The Debt Policy (“Policy”) establishes the guidelines and responsibilities that will guide the management of the financial liabilities of Suzano Paper e Celulose (“Company”). This Policy establishes maximum reference parameters for the ratio of net debt to Adjusted EBITDA in certain conditions. It also determines the guidelines for the currency indexation strategy of Net Debt.

SCOPE

This policy applies to Suzano S.A. (“Suzano”) and its subsidiaries.

REFERENCE DOCUMENTS

•                  NDA

DEFINITIONS

EBITDA: acronym for earnings before interest, tax, depreciation and amortization. It basically represents the Company’s operating cash flow, excluding financial and tax impacts.

Adjusted EBITDA: Adjusted EBITDA is calculated by excluding non-recurring and/or non-cash items.

Net Debt: obtained by subtracting Total Cash from Gross Debt.

GUIDELINES

5.1 — MONITORING RULE

5.1.1 Net Debt/Adjusted EBITDA Ratio

The Company must seek to keep the ratio of Net Debt to Adjusted EBITDA under 3.0, although it may temporarily reach a maximum ratio of 3.5 during certain periods of the investment cycle. In the event of a temporary breach of the ratio limit due to abrupt variations in exogenous factors, such as the exchange rate, a temporary limit of 4.0 may be adopted for up to two quarters.

5.1.2 Currency indexation strategy of Net Debt

The Company must seek to maintain 100% of its Net Debt pegged to the currencies in which it generates its net cash. The Chief Financial Officer is responsible for validating this proportion of currencies, which must be reviewed on a monthly basis. There is a tolerance of 5 percentage points above and below the percentage defined.

5.2 — DECISION-MAKING

5.2.1 Net Debt/Adjusted EBITDA Ratio

The Company’s strategic and management decisions must observe the above limits in the long term.

5.3 — CONTINGENCY PLAN

5.3.1 Net Debt/Adjusted EBITDA Ratio

If the ratio of Net Debt to Adjusted EBITDA were to surpass the limits set in this Guideline, the Executive Board of the Company is responsible for drafting a contingency plan that includes the corrective measures required for reestablishing compliance. This plan must be submitted for approval of the applicable Governance bodies and duly monitored by those responsible for the management of the Company.

5.3.2 Currency indexation strategy of Net Debt

If the currency indexation of Net Debt fails to comply with the established range, due to non-recurring factors, such as the exchange rate or new international loans, the Treasury Department must report such fact to the Chief Financial Officer, who must decide on an action plan.